

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2013

**Via E-mail**

WenXiang Ding
President, Chief Executive Officer, and Director
China Energy Corporation
No. 57 Xinhua East Street
Hohhot, Inner Mongolia, P.R. China

**Re:**    **China Energy Corporation**
      **Schedule 13E-3 filed February 20, 2013**
      **File No. 005-83491**
      **Schedule 14C filed February 20, 2013**
      **File No. 000-52409**

Dear Mr. Ding:

    We have the following comments on the above-referenced filings.  We have limited the scope of our review to legal and other non-accounting matters.  Please understand that the purpose of our review process is to assist the transaction's compliance with the applicable disclosure requirements and to enhance the disclosure in the filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to contact us at the telephone number listed at the end of this letter.

**Schedule 13E-3**

1.  Please revise Item 16(a), Exhibits, to explicitly reference that the information statement has been electronically filed and appears as a public filing that is identified as a Schedule 14C.

2.  Please revise Item 16, Exhibits, to specifically include as an exhibit any periodic reports previously filed by China Energy the content of which is intended to be used to satisfy the disclosure requirements set forth in Item 13 of Schedule 13E-3.  See General Instruction F to Schedule 13E-3.  Please also revise Item 13(a) to incorporate directly from such reports.

**Schedule 14C**

Board of Directors and Stockholder Approval

3.  Please advise us, with a view towards revised disclosure, the circumstances under which China Energy obtained the written consents from stockholders holding 63.9% of the outstanding common shares.  Briefly address whether China Energy solicited the consents within the meaning of Exchange Act Rule 14a-1(l), and advise us why the names of the stockholders executing the written consents have not been identified in this section.

Fairness of Reverse Stock Split

4.  Revise to indicate, if true, that the Board of Directors is producing its fairness determination on behalf of the issuer.  Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A expressly apply to the issuer as distinguished from the Board of Directors.

5.  Revise to make clearer that both China Energy and Mr. Ding "believe that the reverse stock is substantively and procedurally fair to the security holders of the Company, including the unaffiliated stockholders."

6.  The Board of Directors and Mr. Zing must specifically discuss the balance of the factors identified in Instruction 2 to Item 1014 of Regulation M-A that have not been addressed by the Special Committee.  The Board (on behalf of the issuer) and Mr. Zing may rely upon and adopt analyses and conclusions produced by other parties such as the Special Committee only to the extent that those analyses meet the disclosure standard set forth in Instruction 2 to Item 1014 of Regulation M-A.  At present, however, the analyses and conclusions presented to support the respective fairness determinations do not address going concern value, liquidation value and net book value.  Please revise.  See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981).

Financial Effect of the Transaction

7.  Revise to include a "reasonably itemized statement" of the transaction expenses.  Refer to Item 1007(c) of Regulation M-A.

Financial Information

8.  We noticed that financial information from China Energy's filed annual and quarterly reports has been incorporated by reference in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3.  Under Instruction 1 to Item 13 of Schedule 13E-3, however, the issuer is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A.  The unaudited summary financial information presented as "Selected Historical Financial Information" does not appear to conform to this disclosure standard.  Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3, or advise.

9.  Advise us, with a view toward revised disclosure, why the book value per share data and pro forma presentation have been based upon figures produced as of August 31, 2012 when the fiscal year appears to have ended three months later and three additional months have since elapsed.  Depending upon the response to this comment, we may also ask China Energy to disclose a revised Ratio of Earnings to Fixed Charges.

Closing Comments

As appropriate, please amend your filings promptly to comply with our comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please electronically file your cover letter on EDGAR.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment and voting decision.  Since the company, its management, and each filing person are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing person responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.  Please direct any questions to me at 202. 551.3266.

Very truly yours,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:

Howard Groedel, Esq.
Pingshan Li, Esq.
Ulmer & Berne LLP
1660 West Second Street, Suite 1100
Cleveland, Ohio 44113-1448